STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "**Agreement**") is made and entered into as of January 16, 2025 (the "**Closing Date**") by and between ProPhase Labs, Inc., a Delaware corporation ("**Seller**"), and JL Projects, Inc., a Delaware corporation ("**Buyer**"). Buyer and Seller shall be individually referred to herein as a "**Party**" and collectively as the "**Parties**".

RECITALS

A. Pharmaloz Manufacturing, Inc., a Delaware corporation ("**PMI**"), is a wholly-owned subsidiary of Seller in the business of developing, manufacturing, packaging, and warehousing of non-prescription drug and dietary supplement products (the "**Products**"), including organic and natural cough drops and lozenges, at the facility located at 500 North 15th Avenue, Lebanon, Pennsylvania 17046 (the "**Facility**"). Pharmaloz Real Estate Holdings, Inc., a Delaware corporation ("**PREH**" and together with Seller and PMI, the "**Seller Parties**"), a wholly-owned subsidiary of Seller, owns the Facility. PMI's business of developing, manufacturing and packaging the Products at the Facility is referred to herein as the "**Business**".

B. Seller owns all of the right, title and interest in and to all of the issued and outstanding shares of capital stock of PMI and PREH (collectively, the "**Shares**"). Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the right, title and interest in and to the Shares, on the terms and conditions set forth in this Agreement. Following the consummation of the transactions contemplated by this Agreement, PMI and PREH will be 100% owned by Buyer.

C. JXVII Trust, a Texas trust, has made a loan to (i) Seller, evidenced by that certain Amended and Restated Unsecured Promissory Note and Guaranty dated August 15, 2024 between Seller and JXVII Trust, in the original principal amount of $10,000,000.00 (the "**Seller Loan**"), and (ii) PMI, evidenced by that certain Secured Promissory Note dated December 19, 2024 between PMI and JXVII Trust, in the original principal amount of $1,000,000.00 (the "**PMI Loan**").

D. In connection with the purchase and sale of the Shares and as more specifically set forth in this Agreement, Buyer has agreed to, among other things, (i) make a cash payment to Seller, and (ii) assume PMI's accounts payable, PREH's outstanding mortgage on the Facility, and the unpaid principal and interest due under the Seller Loan and the PMI Loan.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises and covenants set forth in this Agreement, and for good and valuable consideration, the adequacy and sufficiency of which is hereby mutually acknowledged, the Parties hereby agree as follows:

1. Definitions and Terms.

1.1 Defined Terms. Capitalized terms herein not otherwise defined have the meanings set forth below:

"**Affiliate**" means, with respect to any Person, each of the Persons that directly or indirectly, through one or more intermediaries, owns or controls, or is controlled by or under common control with, such Person. For the purpose of this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies, whether through the ownership of voting securities, by contract or otherwise.

"**Business Day**" means any day excluding Saturday, Sunday and any day that shall be a legal holiday in the Commonwealth of Pennsylvania.

"**Closing**" means the closing of the transactions contemplated herein.

"**Code**" means the Internal Revenue Code of 1986, as amended, together with the regulations thereunder, in each case as in effect from time to time.

"**Contract**" means any legally binding oral or written commitment, promise, contract, lease, sublease, license, sublicense, guaranty, indenture, occupancy or other agreement or arrangement of any kind (and all amendments, side letters, modifications and supplements thereto).

"**Environmental Laws**" means all Laws relating to hazardous waste, infectious medical and radioactive waste, and other environmental matters, including, without limitation, the Resource Conservation and Recovery Act, the Clean Air Act and the Comprehensive Environmental Response Compensation and Liability Act, and any regulations issued thereunder.

"**Governmental Authority**" means any United States federal, state or local or any foreign government, or political subdivision thereof, or any multinational organization or authority, or any other authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof).

"**Group Companies**" means PMI and PREH.

"**Hazardous Material**" means (i) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls; (ii) infectious medical waste; and (iii) any other chemical, material or substance, all of which are defined or regulated as toxic or hazardous or as a pollutant, contaminant or waste under any applicable Environmental Law.

"**Liabilities**" means all liabilities, obligations, recoupments, deficiencies, interest, Taxes, penalties, fines, claims, demands, judgments, causes of action or other losses (including loss of benefit or relief), costs or expenses of any kind or nature whatsoever, whether absolute or contingent, due or to become due, accrued or unaccrued, known or unknown, direct or consequential or otherwise.

"**License**" or "**Licenses**" means any license, registration, franchise, permit, consent, approval, right, privilege, qualification, accreditation, privilege, immunity, certification or other similar authorization issued by, or otherwise granted by, any Governmental Authority,

professional standards setting, certifying, accrediting, or regulatory organization (whether private, quasi-governmental or by a Governmental Authority) or any other similar body.

"**Lien**" means any charge, claim, community or other marital property interest, condition, equitable interest, lien, license, option, pledge, security interest, mortgage, deed of trust, right of way, easement, encroachment, servitude, right of first offer or first refusal, buy/sell agreement and any other restriction or covenant with respect to, or condition governing the use, construction, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership

"**Organizational Documents**" means the documents by which any Person (other than a natural person) establishes its legal existence or which govern its internal affairs (including certificate of incorporation, certificate of formation, memorandum of association, articles of association, partnership agreement, constitutional documents, by-laws, limited liability company agreement or operating agreement), in each case, as may be amended, modified, supplemented or restated from time to time.

"**Person**" means an individual, partnership, corporation, limited liability company, trust, decedent's estate, joint venture, joint stock company, association, unincorporated organization, Governmental Authority or other entity.

"**Pre-Closing Tax Period**" means a taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on and including the Closing Date.

"**Pre-Closing Taxes**" means (a) all Taxes of a Group Company for any Pre-Closing Tax Period (and in the case of a Straddle Period, determined based on the principles set forth in Section 5.7(a)(iii), (b) all Taxes of another Person imposed on a Group Company pursuant to Treasury Regulation Section 1.1502-6 or any analogous state, local or non-U.S. law or regulation, or by reason of a Group Company having been a member of any consolidated, combined or unitary group on or prior to the Closing Date, (c) all Taxes of another Person imposed on a Group Company pursuant to any contractual agreement entered into on or before the Closing Date, pursuant to any withholding obligation incurred prior to Closing, as a transferee or successor of assets prior to the Closing or otherwise and (d) any loss of any net operating loss allocable to a Group Company.

"**Release**" means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping, placing and the like into or upon any land, water or air, or otherwise entering into the environment.

"**Seller Tax Returns**" means (a) any Tax Return that includes a Group Company, on the one hand, and Seller or one or more members of Seller's consolidated or affiliated group as defined for applicable Tax purposes, on the other hand, and (b) to the extent not described in clause (a), all Tax Returns that are filed or required to be filed by a Group Company for all taxable periods ending on or prior to Closing Date.

"**Straddle Period**" means a taxable period beginning on or prior to the Closing Date and ending after the Closing Date.

"**Tax**" (and, with correlative meaning, "**Taxes**") means: (a) any United States federal, state, local, or foreign tax, custom, duty, governmental fee, or other like assessment or charge of any kind whatsoever, including net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax, escheat, and unclaimed property obligations, together with any interest or penalty, addition to tax, or additional amount imposed by any Governmental Authority and (b) any liability for the payment of amounts determined by reference to amounts described in clause (a) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated, unitary, or similar basis, as a result of any obligation under any agreement or arrangement, as a result of being a transferee or successor, or by Contract or otherwise.

"**Tax Return**" means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any law relating to any Tax.

2. Purchase and Sale of Shares.

2.1 Purchase and Sale. Seller is hereby selling, transferring and delivering to Buyer, and Buyer is purchasing from the Seller, the Shares, free and clear of all Liens.

2.2 Purchase Price. The purchase price for the Shares (the "**Purchase Price**") is comprised of the following:

(a) $800,000 (the "**Cash Payment**") by wire transfer of immediately available funds to an account designated by Seller to Buyer on the date hereof;

(b) $200,000 paid to Slate Advance, LLC ("**Slate**") on January 14, 2025 pursuant to that certain Partial Release Agreement dated January 13, 2025 between Slate and Buyer; and

(c) the assumption by Buyer of (i) PMI's outstanding accounts payable set forth on Schedule 3.7(a) (the "**Assumed AP**"); (ii) PREH's outstanding mortgage on the Facility with Argentic Real Estate Finance 2 LLC, a Delaware limited liability company ("**Lender**"), in the principal amount of $3,265,000.00 (the "**Mortgage**"); (iii) the outstanding principal and interest due on the Seller Loan; and (iv) the outstanding principal and interest due on the PMI Loan.

2.3 Closing. The Parties shall consummate the transactions described herein (the "**Closing**") electronically, including the electronic transmission of executed documents and signature pages in portable document format (.pdf). All transactions contemplated herein to occur on and as of the Closing Date shall be deemed to be effective as of 12:01 a.m. Eastern Standard Time on such date.

2.4 Withholding Rights. Each Group Company and Buyer and their respective Affiliates shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as any such Person is required to deduct and withhold under the Code or any provision of state, local or non-U.S. Tax Law. Any such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3. Representations and Warranties of the Seller. Seller hereby represents and warrants to Buyer the following:

3.1 Organization, Good Standing and Qualification. Each of Seller, PMI and PREH is corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Seller, PMI and PREH has all requisite power and authority to own and operate its properties and to carry on its business as now conducted.

3.2 Authority; Binding Agreement. Seller has the power and authority to execute and deliver this Agreement and each of the other documents executed in connection with the consummation of the transactions contemplated herein to which Seller is a party (together with this Agreement, the "**Acquisition Agreements**"), and to carry out the transactions contemplated thereby. The Acquisition Agreements constitute the legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms.

3.3 Authorizations and Consents. No registration or filing with, or consent or approval of, any Governmental Authority (each, a "**Governmental Approval**") or any non-governmental third party (each, a "**Third Party Consent**") is required for the valid execution, delivery and performance of any Acquisition Agreement by Seller or the transfer of the Shares to Buyer.

3.4 Noncontravention. The execution, delivery and performance by Seller of the Acquisition Agreements will not: (a) violate or conflict with the Organizational Documents of any Seller Party; (b) violate any Law (as defined in Section 3.12) to which any Seller Party is subject or violate or conflict with any governmental order applicable to any Seller Party; (c) conflict with, result in a breach or default under, or result in the creation of any encumbrance or right (including right of termination) under any Contract or License to which any Seller Party is a party or by which any Seller Party may otherwise be bound or affecting the assets of any Seller Party, or (d) result in the creation of any lien or encumbrance upon the Assets (as defined in Section 3.16).

3.5 Licenses. PMI and PREH have all Licenses that are necessary for the ownership and operation of the Business and the Facility. Each License is valid and in full force and effect and PMI and PREH are in compliance with the requirements of each License. No circumstance exists that could reasonably be expected to (a) cause PMI or PREH not to be in compliance with the requirements of each License, or (b) result in the termination, suspension or restriction of any License or the imposition of any sanctions relating thereto.

3.6 Shares. Seller owns good, valid, and marketable title in the Shares, free and clear of any Liens, which constitute all of the outstanding equity interests in PMI and PREH. Other

than the Shares, there are no other equity interests, securities convertible or exercisable for equity interests, voting rights or Contracts or promises relating to any of the foregoing, that are outstanding with respect to PMI or PREH. Seller has full power and authority to sell, convey, assign, transfer, and deliver the Shares to Buyer. Upon the Closing, Seller will transfer good, valid, and marketable title in the Shares to Buyer, free and clear of any Lien. Neither PMI nor PREH has any subsidiary or owns any equity interest in any other Person.

3.7 Accounts Payable and Accounts Receivable. Schedule 3.7(a) includes a true, correct and complete listing of all accounts payable of PMI including payee, payment terms and current account status as of the date set forth thereon, all of which are bona-fide accounts arising in the ordinary course of Business. Schedule 3.7(b) includes a true, correct and complete listing of all accounts receivable and current account status as of the date set forth thereon, all of which are bona-fide accounts arising in the ordinary course of Business.

3.8 Litigation; Governmental Orders. There have been no lawsuits, claims, or legal, administrative or arbitration proceedings or investigations pending or threatened, by or against any Seller Party, the Business or the Facility during the past three years. There are no material claims outstanding, pending or threatened for breach of any express written warranty relating to the Products. There have been no judgments, decrees, injunctions or orders, writs, stipulations, rulings, directives, determinations or awards by any Governmental Authority nor any legal actions pending or threatened against any Seller Party. Neither Seller nor PMI nor PREH has received any communication to the effect, nor are there any facts indicating, that it is reasonably likely to be exposed, from a legal standpoint, to any Liability.

3.9 Solvency. Neither Seller nor PMI nor PREH is insolvent under any bankruptcy, receivership or insolvency law and, during the past three years, each has been paying debts as they become due.

3.10 Taxes and Tax Returns.

(a) All Tax Returns required to be filed by or on behalf of the Group Companies (taking into account all permitted extensions to file such Tax Returns) have been timely filed and such Tax Returns are true, correct, and complete in all material respects, and all Taxes (whether or not shown as due on such Tax Returns) owed by a Group Company, Seller or any Affiliate thereof have been paid in full. All current Taxes not yet due and payable by a Group Company, Seller or any Affiliate thereof have been properly accrued on the balance sheets of Seller.

(b) No waivers or extensions of the period for assessment of any material Taxes are in effect with respect to any Group Company (in each case, excluding automatic extensions of time within which to file a Tax Return).

(c) No material Tax Return filed by or with respect to a Group Company is under current examination by any Governmental Authority for which a Group Company, Seller or any Affiliate thereof was notified in writing, and no claim, audit, action, suit, proceeding, or investigation is currently pending or threatened in writing with respect to a Group Company in respect of any material Tax.

(d) There are no Liens for material Taxes on any assets of any Group Company other than Liens for Taxes not yet due and payable.

(e) Each Group Company has complied with all applicable withholding obligations for Taxes required to have been withheld in connection with amounts paid to any employee, former employee, independent contractor, creditor, stockholder, or other Person. Each Group Company has collected all sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority, or has been furnished properly completed exemption certificates.

(f) No Group Company (i) is or and has been a member of an affiliated or similar group filing a consolidated, unitary, combined, or similar Tax Return (other than a group the common parent of which is Seller), (ii) has liability for the Taxes of any Person (other than a Group Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract (other than any lease or financing arrangement or any Contract entered into in the ordinary course of business, the principal subject matter of which is not Taxes), or otherwise as a matter of law or (iii) is a party to, is bound by, or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement.

(g) No Group Company or any Affiliate thereof is or has been a party to any "reportable transaction," as defined in Section 6707A(c) of the Code and Treasury Regulation Section 1.6011-4(b), or any similar provision of non-U.S. Tax Law.

(h) No claim has ever been made by a Governmental Authority in a jurisdiction where a Group Company does not file a specific type of Tax Return that such Group Company is or may be subject to taxation by, or required to file such Tax Returns in, that jurisdiction.

(i) No Group Company (i) has, or has ever had any, permanent establishment (within the meaning of an applicable tax treaty) in any country other than the country in which it is organized and resident, and (ii) is, or has ever been, subject to income Tax (or treated as an income Tax resident) in a jurisdiction outside the country in which it is organized.

(j) During the past two years, neither Group Company has ever constituted a "distributing corporation" or "controlled corporation" in a distribution of stock intended to qualify or partially qualify for tax-deferred treatment under Section 355 of the Code.

(k) No Group Company has requested or received a ruling from any Governmental Authority or signed any binding agreement with any Governmental Authority that could materially affect the amount of Taxes due by a Group Company after the Closing Date.

(l) No Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in or use of an incorrect method of accounting for a taxable period ending on or prior to the Closing Date, (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law) entered into prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) prepaid amount received or paid, or deferred

revenue accrued, prior to the Closing, (v) intercompany transactions or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law), (vi) debt instrument held by a Group Company on or before the Closing Date that was acquired with "original issue discount" as defined in Section 1273(a) of the Code or is subject to the rules set forth in Section 1276 of the Code or (vii) an election under Section 965(h) of the Code.

(m) No Group Company has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(n) Any related party transactions involving any Group Company were at arm's length in compliance in all material respects with Section 482 of the Code and Treasury regulations issued thereunder (and any comparable provision of state, local or non-U.S. Tax Law).

(o) Each Group Company is a member of a "selling consolidated group" as such term is defined in Treasury Regulations Section 1.1338(h)10)-1(b)(2).

3.11 Compliance with Laws. Each of Seller, PMI and PREH has been and is in compliance with all applicable statutes, laws, ordinances, rules, orders, and regulations of all Governmental Authorities (collectively, "**Laws**") including, but not limited to, the directives set forth in the current good manufacturing standards, practices and procedures for dietary supplements promulgated by the U.S. Food and Drug Administration in 21 C.F.R. Part 111 and, where applicable, 21 C.F.R. Part 110, and in the current good manufacturing practice regulations for manufacturing, processing, packing, and holding drugs codified at 21 C.F.R. Parts 210 and 211 (collectively, the "**cGMP Regulations**"), as well as applicable federal and state laws governing the advertising and labeling of non-prescription drug and supplement products, and has not received any notice alleging a violation of Laws with respect to any Seller Party, the Business or the Facility. The Products have been manufactured, processed, packaged, labeled, stored and distributed in compliance with applicable Laws, and the work performed by PMI at the Facility has been and is in compliance with all applicable Laws, including those governing environment, health and safety, and labor and employment practices. None of the Products manufactured, sold and distributed by PMI infringes, violates, or misappropriates any patent, copyright, industrial design, trademarks, trade secrets, or any other intellectual or proprietary right, or any other right of any third party.

3.12 Insurance. PMI and PREH have been, and presently are, insured against the normal risks of the Business, including, without limitation, malpractice, product and general liability insurance.

3.13 Real Property. PREH has good and clear, record and marketable fee simple title in and to the Facility, free and clear of all Liens other than Mortgage. There are no written or oral subleases, licenses, concessions, occupancy agreements or other contractual obligations granting to any other Person the right of use or occupancy of the Facility. The current use of the Facility is in accordance with the certificates of occupancy relating thereto and the terms of any Licenses relating thereto. The Facility and its current use, occupancy and operation by PMI and PREH do not (a) constitute a nonconforming use or structure under any applicable building, zoning, subdivision or other land use or similar Laws, or (b) otherwise violate or conflict with any

covenants, conditions, restrictions or other contractual obligations, including the requirements of any applicable Liens thereto. No condemnation action is pending or threatened, that would preclude or materially impair the use of the Facility. The Facility is supplied with utilities and other services necessary for its operation, all of which utilities and other services are provided via public roads or via permanent, irrevocable appurtenant easements benefiting the Facility. The Facility abuts on, and has direct vehicular access to, a public road, or has access to a public road via a permanent, irrevocable appurtenant easement benefiting the parcel of Facility, in each case, to the extent necessary for the conduct of the Business. Except for the Facility, neither PMI nor PREH owns or leases any other real property.

3.14 Environmental. Each of Seller, PMI and PREH has complied with all Environmental Laws and has not received any notice alleging any violation of any Environmental Laws with respect to the Business or the Facility. There has been no Release of Hazardous Materials on the Facility. There is no asbestos or asbestos-containing material on the Facility. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will require any Remedial Action or notice to or consent of any Governmental Authority or third party pursuant to any applicable Environmental Law.

3.15 No Brokers. No broker, finder or other Person is entitled to any brokerage fees, commissions or finder's fees in connection with the transactions contemplated hereby by reason of any action taken by the Seller or any Affiliate thereof.

3.16 Title to Assets; Sufficiency of Assets. Each of PMI and PREH owns and holds good and marketable title to, or has valid and subsisting leasehold interests in, all assets, real, personal or mixed, whether tangible or intangible (including all assets listed on Schedule 3.16 attached hereto), used or held for use in, or otherwise relating to, the Business or located at the Facility (collectively, the "**Assets**"), free and clear of all Liens. The Assets constitute all the assets used in or necessary to operate, and are adequate for the purposes of operating, the Business in the manner in which it has been operated prior to the Closing Date. There are no facts or conditions affecting the Assets that could, individually or in the aggregate, interfere in any material respect with the use, occupancy or operation of the Assets as currently used, occupied or operated, or their adequacy for such use. The Assets will enable PMI to operate the Business after the Closing Date in substantially the same manner as operated by PMI prior to the Closing Date. All tangible Assets are in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put, and none of the tangible Assets is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs that are not material in nature or cost.

3.17 Contracts. Neither PMI nor PREH is in breach or default of any Contract to which it is a party, nor have PMI or PREH received notice of breach or default under any such Contract, nor do any circumstances exist that could reasonably result in such a breach or default. Seller has not received any notice of any claim, dispute, or threatened termination of any Contract, nor are there any facts or circumstances that could reasonably result.

3.18 Related Party Transactions. There are no Contracts or other arrangements involving PMI or PREH in which Seller, its Affiliates, or any of its or their respective directors, officers, or employees or any immediate family members thereof is a party, has a financial interest

including any intercompany indebtedness, or otherwise owns or leases any material asset, property, or right which is used by PMI or PREH.

3.19 Disclosure. The representations and warranties contained in this Section 3 and in the Acquisition Agreements do not contain and will not contain any untrue statement of fact or omit to state any material fact necessary in order to make the statements and information contained therein not misleading.

4. Representations and Warranties of the Buyer. Buyer hereby represents and warrants to Seller the following:

4.1 Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.2 Authority; Binding Agreement. Buyer has all requisite corporate power and authority to execute and deliver the Acquisition Agreements to which Buyer is a party, and to carry out the transactions contemplated thereby. The Acquisition Agreements to which Buyer is a party have been duly executed and delivered by Buyer and constitute the valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms.

4.3 No Brokers. No broker, finder or other Person is entitled to any brokerage fees, commissions or finder's fees in connection with the transactions contemplated hereby by reason of any action taken by the Buyer or any Affiliate thereof.

5. Covenants.

5.1 Further Assurances.

(a) From and after the Closing Date, upon the request of Buyer, Seller shall, and shall cause Seller's Affiliates to, do, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be reasonably required or appropriate to carry out the transactions contemplated in this Agreement including, but not limited to, the following: (a) pursuing and obtaining Third Party Consents and Governmental Approvals to the extent not previously obtained in connection with the consummation of the transactions contemplated hereunder including any approval or other requirement of the Lender in connection with the Mortgage; (b) pursuing and obtaining payoff letters, UCC termination statements, invoices and other documents evidencing that the Shares, the Business and the Facility are free and clear of all Liens and that PMI and PREH are 100% owned by the Buyer; (c) transferring and continuing PMI's and PREH's current insurance policies covering the Business and the Facility; and (d) maintaining (and not terminating) services of the Business, including but not limited to waste disposal, utilities, housekeeping, janitorial, internet and telephone services at the Facility until such time as Buyer transfers such services to its own account.

(b) From and after the Closing Date, Seller will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, supplier, distributor or customer of PMI or PREH or other Person with whom PMI or PREH has a relationship from maintaining the same relationship with PMI or PREH after the Closing as it maintained prior to

the Closing. Seller will refer all customer inquiries relating to the Business to the Buyer, or PMI or PREH, as appropriate, from and after the Closing.

(c) From and after the Closing, Seller shall, and shall cause Seller's Affiliates to, do such acts and take such steps as may be required or appropriate to transfer to Buyer, all of PMI's and PREH's books and records related to the Business and the Facility including copies of all Contracts, books of account, ledgers and general financial accounting records, personnel records, machinery and equipment maintenance files, customer lists, price lists, distribution lists, supplier lists, quality control records and procedures, customer and complaints and inquiry files, research and development files, records and data (including all correspondence with any Governmental Authority), sales material and records, strategic plans, marketing plans, internal financial statements and marketing and promotional surveys, recipes, pricing and cost information, material and research that relate to the Business and the Facility.

(d) From and after the Closing Date, Buyer will use commercially reasonable efforts to novate loan responsibilities to Lender under the Mortgage to only include Buyer or an Affiliate of Buyer, including PMI or PREH. Seller acknowledges that Buyer does not have full control to effectuate the novation described in this clause (d).

5.2 Preservation of and Access to Certain Records. For such period as is required by applicable Law, Seller shall (a) preserve all records related to the Business and the Facility, including records that are not delivered to Buyer and are required to be preserved by applicable Law or are related to any pending claim, (b) make available to representatives of Buyer, upon reasonable notice and for any reasonable purpose, at mutually agreeable times, full and complete access to, and copies of any such records and reasonable access to relevant personnel of Seller, and (c) give Buyer at least 30 days' prior written notice of its intention to destroy any such records and provide Buyer the opportunity to obtain a copy of such records.

5.3 Sellers' Release. Effective as of the Closing, Seller hereby releases, remises and forever discharges, on behalf of itself and each of its Affiliates, any and all rights and claims (including, without limitation, any intercompany indebtedness or other obligation) that it has had, now has or might now have (whether or not known) against PMI or PREH or the Business or the Assets, including the Facility, except for rights and claims arising from or in connection with this Agreement and the Acquisition Agreements.

5.4 Bank Accounts.

(a) From and after the Closing, Seller covenants and agrees that, to the extent Seller, any of its Affiliates and any of their respective employees, agents or representatives continues to have access to, or signatory authority over, PMI's and PREH's bank accounts including, but not limited to, the accounts listed on Schedule 5.4 (the "**Bank Accounts**"), such entities and individuals will not access the Bank Accounts in any way, including transferring any cash or cash equivalents out of the Bank Accounts or withdrawing any cash or cash equivalents from the Bank Accounts. For the avoidance of doubt, irrespective as to whether Seller complies with the Section 5.4(a), Seller and its Affiliates shall have no right to any cash or cash equivalents deposited into the Bank Accounts after the Closing.

(b) Following the Closing Date, Seller shall to take such actions, and execute and deliver such documents, as are necessary or appropriate to ensure that from and after Closing, only Persons appointed by Buyer are authorized signatories on the Bank Accounts, including facilitating contact between Buyer and the financial institution at which any of the Bank Accounts are maintained, obtaining any signature guarantees required by the financial institution at which the Bank Accounts are maintained and ensuring that no debits or cash sweeps of whatever kind will be made out of such Bank Accounts following the Closing.

5.5 Macola Accounting Software. Immediately following the Closing, and in any event within one Business Day following the Closing Date, Seller shall, and shall cause Seller's Affiliates to, do such acts and take such steps as may be required or appropriate to transfer to Buyer, all right, title and interest in, to and under the financial accounting software platform and service known as Macola ("**Macola**") which is hosted on Seller's or its Affiliates' systems. In the interim, as of the Closing Date and continuing for three months following the Closing Date (subject to an automatic extension for an additional three months upon Buyer's election by notice to Seller) (the "**IT Transition Period**"), Seller shall, or shall cause Seller's Affiliate or other responsible Person, as applicable, to provide or make available to Buyer and those individuals identified by Buyer who need access in connection with the performance of their responsibilities for PMI and the Business (each, an "**Authorized User**"), continued, uninterrupted access to Macola), to facilitate the orderly transition of the operation of the Business, including financial account functions, to Buyer and management of PMI following the Closing. Seller shall maintain all rights, licenses, and consents necessary (including, without limitation third party licensor rights as may be required) to provide the Macola access to Buyer, PMI, the Business and Authorized Users during the IT Transition Period. In consideration for the access rights to Macola described herein, Seller shall invoice Buyer for, and Buyer shall pay Seller an amount equal to $5,000 per month.

5.6 Confidentiality.

(a) Each Party shall hold, and shall cause its directors, officers, employees, consultants and advisors to hold, in strict confidence all confidential and proprietary information concerning the other Party and its Affiliates furnished to such Party in connection with the transactions contemplated by this Agreement; provided, however, that nothing herein shall restrict Buyer's use and disclosure of the confidential and proprietary information concerning the Business and the Facility on and after the Closing Date; and provided, further, that each Party shall be permitted to disclose the confidential and proprietary information of the other Party only to its directors, officers, employees, consultants and advisors who need to know such information for the purpose of evaluating and consummating the transactions contemplated herein, after duly informing each such party of the confidential nature of such information.

(b) Either Party may disclose any document or information (i) that is already public knowledge prior to such disclosure or subsequently becomes a part of the public domain through no breach of this Agreement; (ii) that such party subsequently develops without any use of or reference to the other party's documents or information; (iii) that such party subsequently acquires by lawful means from a third party without any obligation of confidentiality to that third party; (iv) to the extent that, in the reasonable opinion of the disclosing party's legal counsel, such disclosure is required by law or stock exchange regulation, is in connection with any investigation or audit by a Governmental Authority, or is in connection with the filing of any Tax

Returns concerning the Assets, but in any case only after the disclosing party has given prior written notice of the disclosure to the non-disclosing Party; or (v) that is necessary to be disclosed in connection with pursuing any legal action for remedies under, or asserting any defenses under, this Agreement. In all such cases described in the foregoing clauses (iv) and (v), the disclosing party shall disclose information only to the extent required to fulfill such purpose or legal requirement. If any Party bound hereby becomes legally compelled to disclose any confidential information, such person shall promptly notify the owner of such information of such fact so that the owner may seek an appropriate remedy to prevent such production, and request the person demanding such production to allow the owner a reasonable period of time to seek such remedy.

(c) The Parties recognize and agree that money damages may be an inadequate remedy for breach of this Section 5.5 and further recognize that any such breach may result in irreparable harm to the non-breaching Party. Therefore, in the event of any such breach, the non-breaching Party shall be entitled to injunctive relief from a court of competent jurisdiction, without the posting of a bond, to enjoin such activity in addition to any other remedies available to it.

5.7 Tax Matters.

(a) Tax Returns.

(i) Seller shall prepare and timely file (taking into account any extension of time to file under applicable Law), or cause to be prepared and timely filed, all Seller Tax Returns in a manner consistent with past practice, unless otherwise required by applicable Law. At least 30 days prior to the date on which any Seller Tax Returns are required to be filed (taking into account any valid extensions), Seller shall submit all Seller Tax Returns to Buyer for Buyer’s review and consent (not to be unreasonably withheld, delayed or conditioned. Seller shall accept all reasonably comments made by Buyer to the extent they relate to a Group Company. Seller shall timely pay or cause to be paid all Taxes shown as due in respect of any such Seller Tax Return.

(ii) Buyer shall prepare and timely file all other Tax Returns of a Group Company.

(iii) For purposes of this Agreement, whenever it is necessary to determine the portion of any Taxes imposed on or with respect to a Group Company for the Straddle Period, the amount of any real property, personal property or similar ad valorem Taxes which are imposed on a periodic basis shall be determined ratably on a per diem basis, and the amount of any other Taxes that are allocable to the Pre-Closing Tax Period shall be determined based on an interim closing of the books of the applicable Group Company as of the Closing Date and, to the extent relevant, in accordance with the provisions of Treasury Regulations Section 1.1502-76(b)(1)(ii)(A) and (B) (and similar provisions of state, local or non-U.S. law).

(b) Tax Sharing Agreements. Seller shall cause each Group Company and its Affiliates to terminate any Tax sharing, Tax allocation or Tax indemnity Contract among any Group Company and its Affiliates at or prior to Closing.

(c) Tax Contests.

(i) Buyer and Seller, as the case may be, shall notify the other party within 10 days after receipt by such party or any of its Affiliates of written notice of any pending U.S. federal, state, local or non-U.S. Tax proposed audit or examination or notice of deficiency or other adjustment, proposed adjustment, assessment or redetermination or similar controversy or proceeding relating to Taxes that may impact a Group Company ("**Tax Contest**").

(ii) Buyer shall have the right to control all Tax Contests of a Group Company after the Closing Date; provided that in the case of a Tax Contest that may be reasonably be expected to give rise to a claim for indemnification under this Agreement, Buyer shall keep Seller reasonably informed regarding the progress of such Tax Contest.

(d) Section 338(h)(10) Election.

(i) If Buyer notifies Seller in writing of its desire to make an election under Section 338(h)(10) of the Code (and any such similar elections as may be available under applicable state or local laws) with respect to the sale of the Group Companies under this Agreement (the "**Section 338(h)(10) Election**"), Buyer and Seller shall cooperate in making such Section 338(h)(10) Election(s). Each Party agrees to reasonably cooperate with the other in the preparation and completion of IRS Form 8023, in the filing of such completed form before the filing due date, and in the timely completion and filing of all other forms required to effect the Section 338(h)(10) Election(s) and to take all other steps necessary in order to effectuate the Section 338(h)(10) Election(s) in accordance with applicable Law. Each of the Parties shall, and shall cause each of its respective Affiliates to, report, act and file all Tax Returns in a manner consistent with the Section 338(h)(10) Election(s) and no party shall take any position that is inconsistent with the Section 338(h)(10) Election(s).

(ii) If Buyer decides to make any Section 338(h)(10) Election(s), within four months following the Closing Date, Buyer will complete a draft schedule (the "**Allocation Schedule**") in accordance with Section 1060 and Section 338 of the Code and the Treasury Regulations thereunder allocating the purchase price and any assumed liabilities properly treated as consideration for U.S. federal income Tax purposes among the assets of the Group Companies, as applicable, and provide a copy to Seller. Seller shall have 20 days to review the Allocation Schedule and deliver written notice of any objections to the Allocation Schedule to Buyer. If no written notice of any objections to the Allocation Schedule is received by Buyer from Seller prior to the expiration of the 20 day review period, then the Allocation Schedule will be final and binding upon the parties. If Buyer receives written notice of any objections to the Allocation Schedule from Seller prior to the expiration of the 20 day review period, then Buyer and Seller will work together in good faith to resolve any objections set forth in such notice. Any payments subsequent to the Closing Date (such as indemnity payments under the terms of this Agreement) that are treated as an adjustment to purchase price for Tax purposes will be allocated among the applicable Group Company's assets in accordance with the Allocation Schedule as finally determined pursuant to this Section 5.7(d)(ii). Seller, on the one hand, and Buyer, on the other hand, will, and shall cause the applicable Group Company to, make all Tax reports, Tax Returns, and Tax refund claims and other statements in a manner consistent with the Allocation Schedule and will not make inconsistent written statements on any Tax Returns or during the course of any

Internal Revenue Service or other Tax audit, except to the extent required by Law. Each Party agrees to notify the other if any Governmental Authority proposes a reallocation of such amounts.

(e) Cooperation on Tax Matters. Buyer and Seller shall cooperate (and shall cause any Affiliates thereof to cooperate) fully, as and to the extent reasonably requested by Buyer, in connection with the preparation and filing of any Tax Return and any Tax audit or examination with respect to Taxes. Such cooperation shall include the retention and, upon request, the provision of records and information which are reasonably relevant to any such Tax Return or Tax audit or examination and shall also include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

6. Closing Deliverables.

6.1 Closing Deliverables by Seller. At the Closing, Seller is delivering the following items, duly executed, to Buyer:

(a) appropriate instruments of transfer to convey the Shares, attached hereto as Exhibit A;

(b) resignations, effective as of the Closing, attached hereto as Exhibit B, of each officer, director and/or manager of PMI and PREH;

(c) an executed IRS Form W-9 from Seller; and

(d) the assignment and assumption of the Seller Note, attached hereto as Exhibit C (the "**Note Assignment**").

6.2 Closing Deliverables by Buyer. At the Closing, Buyer is delivering the following items to Buyer:

(a) the Cash Payment; and

(b) Note Assignment.

7. Indemnification.

7.1 Survival. All Seller representations and warranties contained herein shall survive the Closing.

7.2 Indemnification by Seller. Seller agrees to indemnify, defend and hold Buyer and its Affiliates, including PMI and PREH, harmless, on demand, from and against any and all losses, damages, Liabilities, actions, suits, proceedings, claims, demands, taxes, sanctions, deficiencies, assessments, judgments, costs, interest, penalties and expenses (including without limitation reasonable attorneys' fees incurred in a direct claim between the Parties) of every kind (whether or not related to a third-party claim), nature or description which, directly or indirectly, arise out of or result from or as a consequence of: (a) any breach or inaccuracy of any representation or warranty made by or on behalf of Seller in this Agreement or any of the other

Acquisition Agreements; or (b) any breach of any covenant or obligation of Seller contained in this Agreement or any of the other Acquisition Agreements.

7.3 Pledge and Security. In the event of any breach or inaccuracy in Seller's representation and warranty under Section 3.12 that PREH has good and clear, record and marketable fee simple title in and to the Facility, free and clear of all Liens other than Mortgage, as security for Seller's obligations pursuant to Section 7.2, Seller hereby grants, pledges, assigns and transfers to Buyer a security interest in and collateral assignment of Seller's right, title and interest in and to all of the following, whether now owned or now due, or in which Seller has an interest, or hereafter, at any time in the future, acquired, arising or to become due, or in which Seller obtains an interest, and all products, proceeds, replacements, substitutions and accessions of or to any of the following:

(a) that certain Employee Retention Credit in the amount of $2,200,000.00 filed by the Seller in August 2023 and all payments in connection therewith;

(b) all books, records and information relating to the foregoing;

(c) all liens, guaranties, rights, remedies and privileges pertaining to any of the foregoing; and

(d) all proceeds and products of each of the foregoing and all accessions to, substitutions and replacements for, and rents, profits and products of, each of the foregoing, and any and all proceeds of any insurance, indemnity, warranty or guaranty payable to any Seller from time to time with respect to any of the foregoing.

8. Miscellaneous Provisions.

8.1 Expenses. Each of the Parties hereto shall pay its own fees, costs and expenses incurred in connection with the negotiation, preparation, execution and delivery of the Acquisition Agreements and the consummation of the transactions contemplated thereby.

8.2 Entire Subject Matter. This Agreement, together with its Schedules and Exhibits and all other documents delivered in connection with the transactions contemplated herein, contains the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements, either oral or written.

8.3 Successors and Assigns. The rights and obligations of Seller and Buyer under this Agreement shall be binding upon and benefit their respective permitted and registered successors, assigns, heirs, administrators and transferees. Seller may not assign this Agreement, in whole or in part, without the prior written consent of Buyer. Buyer may transfer, assign, hypothecate or otherwise convey its rights and obligations under this Agreement, the other Acquisition Agreements and any related documents and agreements, including the right to receive payment hereunder, without the prior written consent of Seller.

8.4 Counterparts. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of all Parties, but all of which together will constitute one and the same agreement. A signed copy of this Agreement delivered

by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and to be performed in that State.

8.6 Schedules and Exhibits. All references herein to this "Agreement" shall mean this Asset Purchase Agreement together with all of its Schedules and Exhibits.

8.7 Severability. If any provision hereof is invalid, illegal or unenforceable in any jurisdiction such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability without invalidating the remainder of such provision or the remaining provisions of this Agreement.

8.8 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be addressed to the receiving Party's address set forth below or to any other address as a party may designate by notice hereunder, and shall be in writing and either emailed, mailed or delivered to each party as follows:

If to Seller: ProPhase Labs, Inc.
711 Stewart Avenue, Suite 200
Garden City, New York 11530
Attention: Ted Karkus, CEO
Email: karkus@prophaselabs.com

With a copy to: ______________________
____
____
____

If to Buyer: JL Projects, Inc.
c/o Justin Leonard
1100 Uptown Park Blvd., Unit 74
Houston, Texas 77056
Email: leonardjustinsr@gmail.com

With a copy to: Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111
Attention: Pete Michaels and Marc Mantell
Email: PSMichaels@mintz.com and MDMantell@mintz.com

All such notices and communications shall be deemed effectively given the earlier of (a) when received, (b) when delivered personally, (c) one business day after being delivered by email (without receipt of a failure of delivery notification), (d) one business day after being deposited with an overnight courier service of recognized standing, or (e) four days after being deposited in the U.S. mail, first class with postage prepaid.

8.9 Construction. The Parties have been represented by counsel and have participated jointly in the negotiations and drafting of this Agreement, and in the event of any ambiguity or question of intent or interpretation, no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

8.10 Amendment; Waivers. Any provision of this Agreement may be amended, modified or supplemented only in a writing signed by Buyer and Seller, and any waiver must be in a writing signed by the waiving Party. No waiver by any Party shall constitute a waiver of the party's rights under the waived provision at any other time or a waiver under any other provision of this Agreement. No failure by any Party to take any action against any breach or default shall constitute a waiver of such Party's right to enforce any provision of this Agreement.

(Signatures Pages Follow)

IN WITNESS WHEREOF, the Parties have executed this Agreement through their duly authorized representatives as of the date first above written.

SELLER:

PROPHASE LABS, INC.

By: __/s/ Ted Karkus________________
Name: Ted Karkus
Title: CEO

BUYER:

JL PROJECTS, INC.

By: __/s/ Justin Leonard______________
Name: Justin Leonard
Title: President